UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUERPURSUANT TO RULE 13a-16 or 15d-16
UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2020

Commission File Number 001-38934

Maverix Metals Inc.
(Translation of registrant’s name into English)

     Suite 575, 510 Burrard Street
Vancouver, British Columbia V6C 3A8
Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   ☐               Form 40-F   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Documents Incorporated by Reference

Exhibits 99.2 and 99.3 to this Report on Form 6-K are hereby incorporated by reference as Exhibits to the Registration Statement on Form F-10 of Maverix Metals Inc. (File No. 333-233589).

Documents filed as part of this Form 6-K

Exhibit No.	Description of Exhibit
99.1	News Release dated March 5, 2020

99.2	Audited consolidated financial statements for the years ended December 31, 2019 and 2018

99.3	Management’s Discussion & Analysis for the year ended December 31, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 5, 2020

MAVERIX METALS INC.

By:	/s/ C. Warren Beil
C. Warren Beil
General Counsel

INDEX TO EXHIBITS

Exhibit No.	Description of Exhibit
99.1	News Release dated March 5, 2020

99.2	Audited consolidated financial statements for the years ended December 31, 2019 and 2018

99.3	Management’s Discussion & Analysis for the year ended December 31, 2019